Exhibit 99.181

April 22, 2021

Alberta Securities Commission

Ontario Securities Commission

British Columbia Securities Commission

Manitoba Securities Commission

Autorité des marchés financiers

Nova Scotia Securities Commission

New Brunswick Financial and Consumer Services Commission

Financial and Consumer Affairs Authority of Saskatchewan

Director of Securities, Government of Newfoundland and Labrador

Superintendent of Securities, Prince Edward Island

Superintendent of Securities, Government of the Northwest Territories

Superintendent of Securities, Government of Yukon

Superintendent of Securities, Government of Nunavut

Dear Sirs/Mesdames:

Re: High Tide Inc.

We refer to the final short form base shelf prospectus of High Tide Inc. (the “Company”) dated April 22, 2021 relating to the offering of up to $100,000,000 of common shares, warrants, units, subscription rights and/or debt securities.

We consent to being named and to the use, through incorporation by reference in the above-mentioned short form base shelf prospectus, of our report dated December 22, 2020, to the Shareholders of Meta Growth Inc. on the following financial statements:

a.	Consolidated statements of financial position as at August 31, 2020 and 2019; and

b.	Consolidated statements of net loss and comprehensive loss, changes in equity and cash flows and the notes to the financial statements for the years then ended.

We report that we have read the short form base shelf prospectus and all information specifically incorporated by reference therein and have no reason to believe that there are any misrepresentations in the information contained therein that are derived from the financial statements upon which we have reported or that are within our knowledge as a result of our audit of such financial statements. We have complied with Canadian generally accepted standards for an auditor’s consent to the use of a report of the auditor included in an offering document, which does not constitute an audit or review of the prospectus as these terms are described in the CPA Canada Handbook – Assurance.

Sincerely,

Chartered Professional Accountants

Licensed Public Accountants

Ottawa, Canada